

July 27, 2010

Denis A. Krusos
Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, New York 11747

   **Re:**  **CopyTele, Inc.**
      **Form 10-K/A for Fiscal Year Ended October 31, 2009**
      **Filed June 29, 2010**
      **File No. 000-11254**

Dear Mr. Krusos:

   We have completed our review of your filing and do not have any further comments at this time.

           Sincerely,


           Mark P. Shuman
           Branch Chief – Legal


cc:  <u>Via facsimile to: (212) 208-4451</u>
   Michael D. Schwamm
   Duane Morris LLP